EXHIBIT 99.1
                                                                  ------------


Precision Drilling Trust

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                                    June 30,     December 31,
(Stated in thousands of Canadian dollars)                                             2007           2006
=============================================================================================================

ASSETS

Current assets:
   Accounts receivable                                                          $    150,547    $    354,671
   Income tax recoverable                                                             12,335           8,701
   Inventory                                                                           8,545           9,073
-------------------------------------------------------------------------------------------------------------
                                                                                      171,427        372,445
Property, plant and equipment, net of accumulated depreciation                      1,177,436      1,107,617
Intangibles, net of accumulated amortization                                              330            375
Goodwill                                                                              280,749        280,749
-------------------------------------------------------------------------------------------------------------
                                                                                 $  1,629,942   $  1,761,186
=============================================================================================================
LIABILITIES AND UNITHOLDERS' EQUITY
Current liabilities:
   Bank indebtedness                                                             $      6,653   $     36,774
   Accounts payable and accrued liabilities                                            70,696        130,202
   Distributions payable                                                               16,349         38,985
-------------------------------------------------------------------------------------------------------------
                                                                                       93,698        205,961
Long-term incentive plan payable                                                       16,071         22,699
Long-term debt                                                                         51,937        140,880
Future income taxes                                                                   195,645        174,571
-------------------------------------------------------------------------------------------------------------
                                                                                      357,351        544,111
-------------------------------------------------------------------------------------------------------------
Unitholders' equity:
   Unitholders' capital (note 3)                                                    1,412,294      1,412,294
   Deficit                                                                           (139,703)      (195,219)
-------------------------------------------------------------------------------------------------------------
                                                                                    1,272,591      1,217,075
-------------------------------------------------------------------------------------------------------------
                                                                                 $  1,629,942   $  1,761,186
=============================================================================================================
Units outstanding (000s)                                                              125,758        125,758

See accompanying notes to consolidated financial statements

Precision Drilling Trust
CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT (UNAUDITED)

(Stated in thousands of Canadian dollars,           Three months ended June 30,      Six months ended June 30,
except per unit amounts)                                2007             2006            2007            2006
==============================================================================================================

Revenue                                          $   122,005     $    223,569    $    532,547    $    759,977
Expenses:
   Operating                                          71,906          122,011         266,062         364,664
   General and administrative                         10,274           15,908          24,829          38,799
   Depreciation and amortization                      12,026           11,290          35,510          36,190
   Foreign exchange                                      725             (183)            893            (128)
--------------------------------------------------------------------------------------------------------------
                                                      94,931          149,026         327,294         439,525
--------------------------------------------------------------------------------------------------------------
Operating earnings                                    27,074           74,543         205,253         320,452
Interest:
   Long-term debt                                      1,649            1,725           4,179           4,636
   Other                                                  31               18              58              26
   Income                                                (77)             (66)           (195)           (208)
Gain on disposal of investments                            -             (408)              -            (408)
--------------------------------------------------------------------------------------------------------------
Earnings before income taxes                          25,471           73,274         201,211         316,406
Income taxes: (note 4)
   Current                                            (3,967)           5,870          (3,647)         24,234
   Future                                              3,716          (20,899)         21,069         (20,314)
--------------------------------------------------------------------------------------------------------------
                                                        (251)         (15,029)         17,422           3,920
--------------------------------------------------------------------------------------------------------------
Net earnings                                          25,722           88,303         183,789         312,486
Deficit, beginning of period                        (108,834)        (180,724)       (195,219)       (303,284)
Distributions declared                               (56,591)        (111,681)       (128,273)       (213,304)
--------------------------------------------------------------------------------------------------------------
Deficit, end of period                           $  (139,703)    $   (204,102)   $   (139,703)   $   (204,102)
==============================================================================================================
Earnings per unit:
   Basic and diluted                             $     0.20      $       0.70     $      1.46     $      2.49
==============================================================================================================
Units outstanding (000s)                             125,758          125,507         125,758         125,507
Weighted average and diluted units
    outstanding (000s)                               125,758          125,474         125,758         125,467

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

                                                        Three months ended June 30,      Six months ended June 30,
(Stated in thousands of Canadian dollars)                   2007             2006            2007            2006
===================================================================================================================

Cash provided by (used in):
Operations:
   Net earnings                                      $    25,722     $     88,303    $    183,789    $    312,486
   Adjustments and other items not involving cash:
      Long-term incentive plan compensation               (4,167)           4,442          (6,628)          7,245
      Depreciation and amortization                       12,026           11,290          35,510          36,190
      Future income taxes                                  3,716          (20,899)         21,069         (20,314)
      Other                                                    5             (406)              5            (406)
   Changes in non-cash working capital balances          191,771          256,889         151,626          45,358
-------------------------------------------------------------------------------------------------------------------
                                                         229,073          339,619         385,371         380,559
Investments:
   Purchase of property, plant and equipment             (52,840)         (61,287)       (108,542)       (110,318)
   Proceeds on sale of property, plant and equipment       2,130           13,180           3,258          21,344
   Proceeds on disposal of investments                         -              510               -             510
   Changes in non-cash working capital balances             (471)             914         (10,114)          6,166
-------------------------------------------------------------------------------------------------------------------
                                                         (51,181)         (46,683)       (115,398)        (82,298)
Financing:
   Distributions paid                                    (64,136)        (106,649)       (150,909)       (211,032)
   Repayment of long-term debt                           (95,753)        (179,605)        (95,753)       (179,605)
   Increase in long-term debt                                  -                -           6,810         127,764
   Issuance of Trust units                                     -            1,691               -           1,691
   Changes in non-cash working capital balances                -                -               -         (22,060)
   Change in bank indebtedness                           (18,003)          (8,373)        (30,121)        (15,019)
-------------------------------------------------------------------------------------------------------------------
                                                        (177,892)        (292,936)       (269,973)       (298,261)
Increase in cash and cash equivalents                          -                -               -               -
Cash and cash equivalents, beginning of period                 -                -               -               -
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period             $         -     $          -    $          -    $          -
===================================================================================================================

See accompanying notes to consolidated financial statements

Precision Drilling Trust
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars, except unit numbers)


NOTE 1.  BASIS OF PRESENTATION

         These interim financial statements for Precision Drilling Trust (the "Trust") were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Trust's consolidated audited financial statements for the year ended December 31, 2006 except as noted below. These interim financial statements conform in all material respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures regarding balance sheet items and transactions occurring prior to the current reporting period. As a result, these interim financial statements should be read in conjunction with the Trust's consolidated audited financial statements for the year ended December 31, 2006.

         Effective January 1, 2007 the Trust adopted new accounting standards issued by the Canadian Institute of Chartered Accountants. The standards regarding the disclosure of comprehensive income (Sections 1530 and 3251) require a statement of comprehensive income, which is comprised of net earnings and other comprehensive income. The Trust does not have any amounts that would be included in comprehensive income, therefore, comprehensive income is equivalent to net earnings and no statement of comprehensive income is presented. The adoption of the standards relating to the recognition, measurement, disclosure and presentation of financial instruments (Sections 3855 and 3861), and hedge accounting (Section 3865) did not have a material impact on the consolidated financial statements.

         New Canadian accounting standards relating to the disclosure of financial instruments and capital have been issued. The new standards have not yet been applied by the Trust. The application of these standards will result in additional disclosure, when they become effective for the fiscal period commencing January 1, 2008.

         Certain  of  the  prior   period's   comparative   figures  have  been
         reclassified to conform to the current year's presentation.


                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.  SEASONALITY OF OPERATIONS

         The majority of the Trust's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Trust's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally the Trust's slowest time.


NOTE 3.  UNITHOLDERS' CAPITAL

         (a) Authorized - unlimited number of voting Trust units
                        - unlimited number of voting exchangeable LP units

         (b) Units issued:

Trust units                                            Number          Amount
===============================================================================
Balance, December 31, 2006                        125,536,329    $  1,409,828
Issued on retraction of exchangeable LP units          42,458             472
-------------------------------------------------------------------------------
Balance June 30, 2007                             125,578,787    $  1,410,300
===============================================================================

Exchangeable LP units                                  Number          Amount
-------------------------------------------------------------------------------

Balance, December 31, 2006                            221,595    $      2,466
Redeemed on retraction of exchangeable LP units       (42,458)           (472)
===============================================================================
Balance June 30, 2007                                 179,137    $      1,994
===============================================================================

Summary                                                Number          Amount
===============================================================================

Trust units                                       125,578,787    $  1,410,300
Exchangeable LP units                                 179,137           1,994
-------------------------------------------------------------------------------
Unitholders' capital                              125,757,924    $  1,412,294
===============================================================================

         The Trust has a unitholder rights plan (the "Rights Plan"), the purpose of which is to protect unitholders in the event a third party attempts to acquire a significant interest in the Trust by ensuring that a person seeking control gives unitholders and the administrator of the Trust sufficient time to evaluate the bid, negotiate with the initial bidder and encourage competing bids to emerge. Rights issued under the Rights Plan become exercisable when any person or group bids to acquire or acquires 20% or more of the outstanding units without complying with certain provisions in the Rights Plan. Should such an acquisition or announcement occur, each right entitles the holder, other than the acquiring person, to purchase units at a 50% discount to the market price.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.  INCOME TAXES

         Currently, the Trust incurs taxes to the extent that there are certain provincial capital taxes, as well as taxes on any taxable income of its underlying subsidiaries. Future income taxes arise from the differences between the accounting and tax basis of the Trust's, and its subsidiaries', assets and liabilities. The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates. A reconciliation of the difference at June 30 is as follows:


                                                   Three months ended June 30,      Six months ended June 30,
                                                        2007             2006            2007            2006
===============================================================================================================
Earnings before income taxes                     $    25,471     $     73,274    $    201,211    $    316,406
Federal and provincial statutory rates                    33%              33%             33%             33%
---------------------------------------------------------------------------------------------------------------
Tax at statutory rates                           $     8,406     $     24,180    $     66,400    $    104,414
Adjusted for the effect of:
   Non-deductible expenses                              (149)            (139)            405             128
   Income to be distributed to unitholders,
      not subject to tax in the Trust                 (5,910)         (15,075)        (47,076)        (80,043)
   Other                                                (408)          (2,783)           (117)            633
---------------------------------------------------------------------------------------------------------------
Income tax expense before tax rate reductions          1,939            6,183          19,612          25,132
Reduction of future tax balances due to
   enacted tax rate reductions                        (2,190)         (21,212)         (2,190)        (21,212)
---------------------------------------------------------------------------------------------------------------
Income tax expense                               $      (251)    $    (15,029)   $     17,422    $      3,920
===============================================================================================================
Effective income tax rate before
   enacted tax rate reductions                             8%               8%             10%              8%

         In June 2007, the Government of Canada enacted a 0.5% reduction to corporate income tax rates to be effective after 2010.

         The Government of Canada's Bill C-52 Budget Implementation Act, 2007 was enacted in June 2007 and includes legislative provisions that impose a tax on certain distributions from publicly traded specified income flow-through ("SIFT") trusts at a rate equal to the applicable federal corporate tax rate plus a provincial SIFT tax factor (a combined 31.5% in 2011). Precision will be a SIFT trust on the earlier of January 1, 2011 or the first day after it exceeds the normal growth guidelines announced by the federal Department of Finance on December 15, 2006. Due to Precision's legal entity structure, the enacted SIFT tax measures had no significant impact on Precision's future income tax provision.


                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5.  COMPENSATION PLANS

         (a) Non-management directors

         Effective July 1, 2007 non-management directors of Precision may elect to receive their annual retainer and meeting fees in the form of deferred trust units ("DTUs"). These notional units fully vest upon issuance to directors and will be adjusted for each distribution to unitholders by issuing additional DTUs based on the closing market price of Trust units on the trading day immediately prior to the day distributions are paid. DTUs are redeemable for equivalent Trust units upon ceasing to be a director of Precision.

         (b) Officers and employees

         Eligible participants of Precision's Performance Savings Plan may elect to receive a portion of their annual performance bonus in the form of deferred trust units ("DTUs"). These notional units are redeemable in cash and are adjusted for each distribution to unitholders by issuing additional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. All DTUs must be redeemed within 60 days of ceasing to be an employee of Precision or by the end of the second full calendar year after the receipt of the DTUs.

         During the second quarter, Precision issued 81,371 DTUs, including additional DTUs issued in lieu of cash distributions, and redeemed 3,877 DTUs on employee resignations. The values of these DTU's are adjusted monthly based on the period-end trading price of Trust units and the resulting amount is included in accounts payable and accrued liabilities. Gains or losses resulting from these adjustments are charged to earnings. As at June 30, 2007 $2.1 million is included in accounts payable and accrued liabilities for the outstanding DTUs. Included in net earnings is an expense recovery of $0.1 million.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6.  SEGMENTED INFORMATION

         The Trust  operates  primarily in Canada,  in two  segments:  Contract
         Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, camp and catering services and the manufacture, sale, and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, wastewater treatment units and oilfield equipment rental.

                                    Contract      Completion
Three months ended                  Drilling     and Production     Corporate    Inter-segment
June 30, 2007                       Services        Services        and Other    Eliminations           Total
===============================================================================================================
Revenue                          $    78,829     $    44,978     $          -    $     (1,802)   $    122,005
Operating earnings                    24,013           8,954           (5,893)              -          27,074
Depreciation and amortization          6,112           4,861            1,053               -          12,026
Total assets                       1,150,676         447,310           31,956               -       1,629,942
Goodwill                             172,440         108,309                -               -         280,749
Capital expenditures                  45,670           7,001              169               -          52,840
===============================================================================================================

                                    Contract      Completion
Three months ended                  Drilling     and Production     Corporate    Inter-segment
June 30, 2006                       Services        Services        and Other    Eliminations           Total
===============================================================================================================

Revenue                          $   156,133     $    70,291     $          -    $     (2,855)   $    223,569
Operating earnings                    61,473          20,562           (7,492)              -          74,543
Depreciation and amortization          5,916           5,530             (156)              -          11,290
Total assets                       1,066,278         459,797           47,908               -       1,573,983
Goodwill                             172,440          94,387                -               -         266,827
Capital expenditures                  47,653          11,937            1,697               -          61,287
===============================================================================================================

                                    Contract      Completion
Six months ended                    Drilling     and Production     Corporate    Inter-segment
June 30, 2007                       Services        Services        and Other    Eliminations           Total
===============================================================================================================

Revenue                          $   359,724     $   178,184     $          -    $     (5,361)   $    532,547
Operating earnings                   156,748          60,769          (12,264)              -         205,253
Depreciation and amortization         18,722          14,844            1,944               -          35,510
Total assets                       1,150,676         447,310           31,956               -       1,629,942
Goodwill                             172,440         108,309                -               -         280,749
Capital expenditures                  95,566          12,445              531               -         108,542
===============================================================================================================

                                    Contract      Completion
Six months ended                    Drilling     and Production     Corporate    Inter-segment
June 30, 2006                       Services        Services        and Other    Eliminations           Total
===============================================================================================================

Revenue                          $   540,295     $   226,929     $          -    $     (7,247)   $    759,977
Operating earnings                   255,156          84,349          (19,053)              -         320,452
Depreciation and amortization         19,442          15,816              932               -          36,190
Total assets                       1,066,278         459,797           47,908               -       1,573,983
Goodwill                             172,440          94,387                -               -         266,827
Capital expenditures                  89,438          18,909            1,971               -         110,318
===============================================================================================================

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS